Filed by Seacoast Financial Services Corporation

(Commission File No. 000-25077)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Abington Bancorp, Inc.

Commission File No.: 0-16018

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the Seacoast Financial/Abington Bancorp, Inc. merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial and Abington may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the Seacoast Financial/Abington merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the Seacoast Financial/Abington merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the Seacoast Financial/Abington merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the stockholders of Abington may fail to approve the Seacoast Financial/Abington merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial’s and Abington’s markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial’s filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast Financial and Abington have filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: Investor Relations, telephone (508) 984-6333. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, Massachusetts 02189, Attn: Corporate Secretary, telephone (781)

682-3400. WE URGE STOCKHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Seacoast Financial/Abington merger.

Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington’s 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction.

THE FOLLOWING IS A PRESS RELEASE THAT WAS JOINTLY ISSUED AT APPROXIMATELY 5:05 P.M. EASTERN STANDARD TIME ON MARCH 15, 2004 BY SEACOAST FINANCIAL SERVICES CORPORATION AND ABINGTON BANCORP, INC.

James K. Hunt, 781.682.6903

Chief Financial Officer & Treasurer

Abington Bancorp, Inc.

Contact: James R. Rice, 508.984.6102

Senior Vice President

Seacoast Financial Services Corporation

FOR IMMEDIATE RELEASE

Proxy Statement/Prospectus Supplement

Mailed to Abington Bancorp, Inc. Stockholders

New Bedford, Massachusetts and Abington, Massachusetts —March 15, 2004—Seacoast Financial Services Corporation (NASDAQ: SCFS) and Abington Bancorp, Inc. (NASDAQ: ABBK) jointly announced today that a proxy statement/prospectus supplement has been filed with the SEC and mailed to Abington stockholders. The information contained in the supplement relates to the March 25, 2004 special meeting of stockholders of Abington to consider and vote upon a proposal to approve the agreement and plan of merger with Seacoast Financial. As referenced in Abington’s proxy statement dated February 13, 2004, Seacoast Financial entered into an agreement and plan of merger with Sovereign Bancorp, Inc. (NYSE: SOV) on January 26, 2004. The purpose of the supplement is to provide Abington stockholders with additional information regarding the announcement on March 9, 2004 that Sovereign entered into an agreement to acquire Waypoint Financial Corp. (NASDAQ: WYPT).

Seacoast Financial is the holding company for CompassBank for Savings and Nantucket Bank and is headquartered in New Bedford, Massachusetts. CompassBank is a $4 billion Massachusetts chartered savings bank serving Southeastern Massachusetts through a network of 49 full service branch offices and 54 branch and remote ATMs, a customer call center and on-line banking at www.compassbank.com. Nantucket Bank is a $458 million state chartered savings bank serving Nantucket Island with 3 full service branch offices. The banks provide a wide array of financial services including consumer banking, mortgage lending, commercial lending, consumer finance, private banking and alternative investments to retail and business customers.

Abington is a one-bank holding company for Abington Savings Bank. Abington Savings Bank is a Massachusetts-chartered savings bank with offices in Abington, Boston (Dorchester), Brockton, Canton, Cohasset, Halifax, Hanover, Hanson, Holbrook, Hull, Kingston, Milton, Pembroke, Quincy, Randolph, Weymouth and Whitman. Its deposits are insured by the Federal Deposit Insurance Corporation and Depositors Insurance Fund

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial following the consummation of the Seacoast Financial /Abington merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial and Abington may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the Seacoast Financial/Abington merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the Seacoast Financial/Abington merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the Seacoast Financial/Abington merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the Seacoast Financial/Abington merger; (5) the stockholders of Abington may fail to approve the Seacoast Financial/Abington merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial’s and Abington’s markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial’s filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast Financial and Abington have filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: Investor Relations, telephone (508) 984-6333. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc. 97 Libbey Parkway, Weymouth, MA 02189, Attn: Corporate Secretary, telephone (781)682-6400. WE URGE STOCKHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION.

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